Exhibit 99.1

Cian PLC Announces Results of 2022 Annual General Meeting

Larnaca, Cyprus, October 4, 2022 – Cian PLC (NYSE: CIAN, MOEX: CIAN) (“Cian”, the “Group” or the “Company”), a leading online real estate classifieds platform in Russia, announces the results of 2022 Annual General Meeting (the “AGM”) held on September 30, 2022. As reflected in the voting results below, all the agenda items proposed for consideration were approved by a majority of the votes cast by shareholders of the Company personally present or represented by proxy at the meeting.

Regarding approval of the Annual Report and Financial Statements for the year ended 31 December 2021 as well as Consolidated Financial Statements as of December 31, 2021 and for the year ended December 31, 2021 and Management report (Item No. 1 of the Agenda), the final voting results were as follows:

Votes for	Votes Against	Abstained
47,525,801	82	14

Regarding re-appointment of Papakyriacou & Partners Ltd. as the Company’s Standalone Auditors (Item No. 2.1 of the Agenda), the final voting results were as follows:

Votes for	Votes Against	Abstained
47,525,335	547	15

Regarding appointment of AO BST as the Company’s Consolidated Auditors (Item No. 2.2 of the Agenda), the final voting results were as follows:

Votes for	Votes Against	Abstained
47,525,751	131	15

Regarding approval of the Consolidated Auditor’s renumeration (Item No. 2.3 of the Agenda), the final voting results were as follows:

Votes for	Votes Against	Abstained
47,524,764	636	497

Regarding approval of the Standalone Auditor’s renumeration (Item No. 2.4 of the Agenda), the final voting results were as follows:

Votes for	Votes Against	Abstained
47,524,875	626	396

Regarding approval of the number of Directors on the Board of the Company (the “Board”) and the number of Independent Directors of the Board (Item No. 3.1 of the Agenda), the final voting results were as follows:

Votes for	Votes Against	Abstained
45,897,546	1,628,349	2

Regarding re-appointment of Mr. Simon Baker as the Independent Director of the Company (Item No. 3.2 of the Agenda), the final voting results were as follows:

Votes for	Votes Against	Abstained
45,374,638	2,151,253	6

Regarding re-appointment of Mr. Douglas W. Gardner as the Independent Director of the Company (Item No. 3.3 of the Agenda), the final voting results were as follows:

Votes for	Votes Against	Abstained
47,074,636	451,253	8

Regarding re-appointment of Mr. Vladimir Verkhoshinskiy as the Independent Director of the Company (Item No. 3.4 of the Agenda), the final voting results were as follows:

Votes for	Votes Against	Abstained
47,074,492	451,401	4

Regarding the approval of Directors' remuneration (Item No. 4 of the Agenda), the final voting results were as follows:

Votes for	Votes Against	Abstained
45,143,392	2,329,055	53,450

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top seven most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for other online real estate classifieds and Google Analytics data for Cian for June 2022). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the second quarter of 2022, the Company had 1.9 million listings available through its platform and the monthly audience with an average UMV of over 17 million and enjoyed 31% Y-o-Y growth in revenues. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Source: Cian PLC

Investor contacts:	Media contacts:

Daria Fadeeva	Olga Podoliaka

ir@cian.ru	po@cian.ru